December 4, 2018

Ryan Rhodes
President and Chief Executive Officer
Restoration Robotics, Inc.
128 Baytech Drive
San Jose, CA 95134

       Re: Restoration Robotics, Inc.
           Regstration Statement on Form S-3
           Filed November 27, 2018
           File No. 333-228562

Dear Mr. Rhodes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Brian J. Cuneo, Esq.